UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No.  0-25969

Radio One, Inc.
(Exact name of registrant as specified in its charter)

1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910
(301) 429-3200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

12.5%/15.0% Senior Subordinated Notes due 2016
(Title of each class of securities covered by this Form)

Class A Common Stock, $.001 par value
Class D Common Stock, $.001 par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)      [ ]
Rule 12g-4(a)(2)      [ ]
Rule 12h-3(b)(1)(i)          [x]
Rule 12h-3(b)(1)(ii)     [ ]
Rule 15d-6                   [    x    ]

Approximate number of holders of record as of the certification or notice date:        0

Pursuant to the requirements of the Securities Exchange Act of 1934, Radio One, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   March 18, 2014                                                                                     By:   /s/ Peter D. Thompson
                                     Peter D. Thompson
                                         Chief Financial Officer